Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 202/387-5400	Fax: 949/673-4525

April 10, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Justin Kisner, Attorney-Advisor

Washington, D.C. 20549

RE:	First Rate Staffing Corporation

Amendment No. 1 to Form 8-K

File No. 000-54427

Dear Mr. Kisner:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) the amendments to the Form 8-K for First Rate Staffing Corporation (the “Company”).

The following responses address the comments of the reviewing staff of the Commission as set forth in the comment letter dated February 11, 2013 (the “Comment Letter”). The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the Comment Letter) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form 8-K.

Relationship with Tiber Creek Corporation, page 2

1. You disclose that Tiber Creek Corporation “holds interests in inactive Delaware corporations which may be used by issuers (such as the Company) to reincorporate their business in the State of Delaware and capitalize the issuer at a level and in a manner (i.e. the number of authorized shares and rights and preferences of shareholders) that is appropriate for a public company.” Please add disclosure describing any other of these blank check companies with which Tiber Creek Corporation, MD Americus, LLC, James Cassidy and James McKillop may have been involved. We encourage the use of tables to present the following information:

•	Disclose the name of each company, the public reporting status of the company and the date the company filed its initial registration statement (or, if different, the date Tiber Creek Corporation, MD Americus, LLC, James Cassidy, James McKillop or their affiliates became involved with the company). Describe any mergers or acquisitions with each company, including any consideration given and received and the amount of any retained interest by Tiber Creek Corporation, MD Americus, LLC, James Cassidy, James McKillop or their affiliates.

•	If applicable, describe any blank check offerings, including the date of the initial public offering, offering price, aggregate dollar amount raised, purpose of the offering, any mergers or acquisitions that have occurred, dates of such transactions, consideration given and received in those transactions, and management’s subsequent involvement in each company.

•	Disclose whether any transaction resulted in termination of Tiber Creek Corporation’s, MD Americus, LLC’s, James Cassidy’s and James McKillop’s association with the company, including the date of such transaction, the nature and dollar amount of any consideration received, the amount of any retained equity interest, and the identity of any successor entity. Also discuss any affiliated or third party involvement in the transaction

•	Describe any registrations statements with which Tiber Creek Corporation, MD Americus, LLC, James Cassidy, James McKillop or their affiliates were involved in connection with or following any acquisition and change in control transactions. Disclose the amount of shares sold by Tiber Creek Corporation, MD Americus, LLC, James Cassidy, James McKillop or their affiliates pursuant to these registration statements and the amount of proceeds they received.

•	Provide a cross-reference to this table under “Certain Relationships and Related Transactions” on page 33.

Response: The disclosure that we have provided regarding Tiber Creek Corporation (“Tiber Creek”) and its role/involvement with the Company is using is standard disclosure that has been approved by the Commission in previous registration statements that are similar to the instant Form 8-K. Accordingly, we seek additional clarification on why this substantial level of disclosure regarding Tiber Creek, Mr. Cassidy and Mr. McKillop is required in the instant Form 8-K filing. It is unclear that disclosure of all of these other various transactions and registration statements is actually material or relevant information to this instant Form 8-K filing. Please reconsider this comment or provide us with applicable legal authority or documentation from the Commission so that we can better understand this issue and the request.

Capital Resources, page 9

2. We note your response to comment 15 from our letter dated December 12, 2012. Please revise your disclosure to discuss the extent to which you have relied on financing from related parties. Please quantify and disclose the nature of these financing arrangements.

Response: We have revised the applicable disclosure in the Form 8-K to address these details.

3. We note your revised disclosure regarding your liquidity. You disclose that the company may borrow sources of funds from its officers and directors on an as needed basis. Please reconcile this statement with other statements, for example under “Certain Relationships and Related Transactions” and “Capital Resources,” where you disclose that you do not plan or foresee such financing arrangements in the future.

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Response: The Company does not presently anticipate any additional borrowing from related parties. The applicable disclosure has been updated to harmonize these sections and reflect the current situation.

Discussion of Nine Months ended September 30, 2012 for First Rate California, page 10

Discussion of Nine Months ended September 30, 2012 for First Rate Nevada, page 10

4. Please continue to expand your disclosure to provide a more detailed discussion. For example, in the discussion of your results of operations, clearly disclose and quantify each material factor that contributed to changes in revenues and net income (loss). In this regard, please quantify the amount of “professional fees and costs of preparing for the Company’s status as a public company and conducting this offering” and the increase in workers’ compensation costs. As another example, in the discussion of your cash flows from operating activities and financing activities, discuss and quantify material changes in line items in each period.

Response: We have included additional disclosure in this section in order to provide a more detailed discussion in the Form 8-K. This section has been updated from the period ended September 30, 2012 to the year ending December 31, 2012.

Discussion of the Year ended December 31, 2011 for First Rate California, page 11

Discussion of the Year ended December 31, 2011 for First Rate Nevada, page 11

5. Please revise this discussion to provide the more detailed disclosure requested in comment 35 from our letter dated December 10, 2012 and comment 3, above.

Response: We have included additional disclosure in this section in order to provide a more detailed discussion in the Form 8-K.

Management, page 12

6. Please revise to disclose the name and principal business of any corporation or other organization in which Mr. Blake and Ms. Mautz carried on employment as stated in your disclosure. See Item 401(e) of Regulation S-K. Also disclose the dates that each named executive officer worked at the companies identified in their biographies.

Response: The additional information has been added in the applicable biographies in the Form 8-K.

7. Please provide executive compensation disclosure.

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Response: The disclosure has been added to the Form 8-K and updated for the year ended 2012.

Certain Relationships and Related Transactions, page 13

8. We note your response to comment 37 from our letter dated December 10, 2012. Please disclose the substance of your response so that the reasons for the advances and payments are clear. Also, disclose whether the company intends to continue this financing arrangement.

Response: The substance of the prior response and the additional disclosure has been added to the section “Certain Relationships and Related Transactions” under the Form 8-K.

Risk Factors, page 15

A substantial portion of the assets of the Company are pledged…, page 19

9. We note your response to comment 23 from our letter dated December 10, 2012 in regards to the portion of your assets pledged as collateral under these agreements; however please revise to address and explain the circumstances in which the lenders may foreclose on the collateral.

Response: We have revised this risk factor in the 8-K to include these circumstances.

Shares of common stock in the Company may be subject to resale restrictions..., page 20

10. We note your response to comment 21 from our letter dated December 10, 2012. Please note that Rule 144(i) applies to issuers who are currently or were previously shell companies. Refer to Rule 144(i)(1)(i) and (ii). Moosewood Acquisition Company was a shell company as defined in Rule 405 of the Securities Act; however, Moosewood Acquisition Corporation was not a “business combination related shell company” as defined in Rule 405. Therefore, Rule 144(i) applies to the resales of your shares initially issued by the company. Please revise your risk factor disclosure regarding the resale restrictions imposed by Rule 144, particularly those in Rule 144(i). Also revise your disclosure under “Shares Eligible for Future Sale” on page 35 to discuss Rule 144(i).

Response: We note the comment from the Commission, but we are confused by this position. First, as to being a business combination related shell company, the definition of “business combination related shell company” specifically includes a shell company, such as Moosewood Acquisition Company (“Moosewood”), that was formed for the purpose of completing a business combination transaction among one or more entities other than the shell company, none of which is a shell company. Moosewood was formed for the purpose of completing a merger and acquisition transaction with First Rate Staffing, Inc. and First Rate Staffing, LLC. Neither of these two First Rate entities were shell companies. Accordingly, per the express definition of a “business combination related shell company” in Rule 405, the Company should not be subject to Rule 144(i). We believe that this analysis supports the conclusion that Moosewood was indeed a business combination related shell company, as specifically noted in the Form 10 and Forms 8-K of Moosewood filed in the months prior to the initial Form S-1 being filed.

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Second, even if the Company was subject to Rule 144(i) by virtue of Rule 144(i)(1)(ii), Rule 144(i)(2) expressly provides that “[n]othwithstanding paragraph (i)(1)” of Rule 144, if the Company was (A) previously an issuer described in Rule 144(i)(1)(i), but is no longer such an issuer, and (B) is subject to the reporting requirements of the Exchange Act and has filed all reports thereunder during the preceding 12 months, and (C) and has filed current Form 10 information, then the securities may be sold under Rule 144(i) after one year. The Company meets these criteria also as it is a filer of reports under the Exchange Act (and has been for the past 12 months) and also previously filed Form 10 information.

Recent Sales of Unregistered Securities, page 21

11. Please disclose the business reasons for issuing 500,000 shares for the nominal consideration of $50 from July through October 2012. Disclose whether Tiber Creek Corporation or its affiliates assisted with the offering.

Response: We have included this disclosure in “Recent Sales of Unregistered Securities” in the Form 8-K. Tiber Creek Corporation or its affiliates did not assist with this offering.

Item 9.01: Financial Statements

12. We note your response to comment 27. Please revise to present First Rate California and First Rate Nevada in separate columns within your pro forma presentation and provide pro forma income statements for each fiscal year and interim period for which historical financial statements have been provided. Further, we have not been able to locate the pro forma financial statements in your amended Form 8-K. Please revise accordingly.

Response: The updated financial statements (pro forma) are attached with the instant Form 8-K filing.

Exhibits

13. Please file any contracts with Tiber Creek Corporation and its affiliates, including any consulting contracts. Also file the promissory note agreements with Mr. Cliff Blake.

Response: The Company is including as an exhibit in the concurrent Form S-1 filing its consulting contract with Tiber Creek Corporation. In addition, the Company is filing the promissory note agreements with Mr. Blake as an exhibit to the Form S-1. We have referenced these exhibits in the Form 8-K exhibit table.

In summary of the foregoing responses to your comments, we trust that the responses above as a whole and the revised Forms 8-K and S-1 filed herewith together address the recent comments in the Comment Letter.

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If you have any questions or concerns, please do not hesitate to contact Lee W. Cassidy at (202) 387-5400 or the undersigned at (310) 709-4338. In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be simultaneously copied to both lwcassidy@aol.com and tony@tonypatel.com.

Sincerely,

/s/ Anthony A. Patel

Anthony A. Patel, Esq.
Cassidy & Associates

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